Exhibit 99.5

Tidal Royalty has Rectified Securities and Exchange Act Filing Deficiencies and Expects to Resume Trading on the OTC Markets Promptly Following Approval from FINRA Toronto, Ontario – January 7, 2019. Tidal Royalty Corp. (CSE: RLTY.U) (“Tidal Royalty” or the “Company”), a leading provider of royalty financing to licensed U.S. cannabis operators, is pleased to report that Tidal Royalty’s registration statement on Form 20-F is now effective in the United States and a Form 211 application for a quotation on OTC Markets has been filed with the Financial Industry Regulatory Authority (“FINRA”), which regulates the OTC Markets. On December 21, 2018, the Company was advised by letter by the Securities and Exchange Commission (the “SEC”) that the SEC had completed its review of Tidal Royalty’s registration statement on Form 20-F, which has become effective. The effectiveness of the registration statement on Form 20-F rectifies the filing deficiencies of Tidal Royalty’s predecessor entity, subjects Tidal Royalty to continuous disclosure requirements in the United States, and will permit FINRA to reinstate Tidal Royalty’s eligibility for quotation on the OTC Markets. Tidal Royalty is now working with a broker-dealer and FINRA to reinstate Tidal Royalty’s quotation on the OTC Markets, and a Form 211 application was filed with FINRA today. Tidal Royalty expects to resume trading on the OTC Markets promptly following approval from FINRA. The Company filed its initial registration statement on Form 20-F on October 17, 2018, Amendment No. 1 to the registration statement on Form 20-F on November 29, 2018 and Amendment No. 2 to the registration statement on Form 20-F on December 18, 2018. A copy of each of these filings is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders seeking to trade their shares of Tidal Royalty may do so over the Canadian Securities Exchange (“CSE”). The CSE publishes a directory of dealers who have access to the trading facilities of the CSE on their website, which is available at https://thecse.com/en/trading/dealer-directory. Background Further to Tidal Royalty’s press release dated September 11, 2018, the OTC Markets ceased listing Tidal Royalty’s common shares under the symbol “TDRYF” as a result of an October 12, 2010 order issued by the SEC revoking the registration of the common shares of a predecessor company to Tidal Royalty, Elkhorn Gold Mining Corp. (“Elkhorn”), for filing deficiencies pursuant to Section 12(j) of the Securities Exchange Act of 1934 (the “Exchange Act”). As a result, broker-dealers in the United States are currently unable to effect transactions in the United States markets under the trading symbol TDRYF. Tidal Royalty’s common shares continue to trade publicly on the CSE under the symbol RLTY.U. The effectiveness of the registration statement on Form 20-F rectifies such filing deficiencies and should facilitate the quotation of Tidal Royalty common stock on the OTC Markets. About Tidal Royalty Tidal Royalty provides royalty financing to the United States regulated cannabis industry. Led by an executive team with extensive industry experience in Canada and the United States, Tidal Royalty provides operators with the funding they need to grow their business. Operators benefit from non-dilutive capital and investors get top-line access to a diversified portfolio of companies that will form the future of this transformative industry. For further information, please contact: Tidal Royalty Corp. Terry Taouss, President Email: terry@tidalroyalty.com This news release contains certain "forward-looking information" that involve a number of risks and uncertainties. Forward-looking information is frequently characterized by words such as "hope", "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or information that certain events or conditions "may" or "will" occur. Readers are cautioned that forward-looking information contained in this news release is not based on historical facts but instead is based on reasonable assumptions and estimates of management. Forward-looking information contained in this news release includes, but is not limited to: the restoration of trading of Tidal Royalty’s common shares on OTC Markets, the timing for the restoration of trading of Tidal Royalty’s common shares on OTC Markets, the causes underlying OTC Markets no longer listing Tidal Royalty’s common shares under the symbol “TDRYF” and the ability of Tidal Royalty to generate revenue or realize profit through royalty agreements or equity investments with any future investee companies. Forward-looking information contained herein is based on the opinions and reasonable assumptions and estimates of management as at the date hereof and is subject to a variety of known and unknown risks and uncertainties and other factors, many of which are beyond the control of Tidal Royalty, that could cause actual events or results of Tidal Royalty to differ materially from those expressed or implied in the forward-looking information. Such factors include: delays with FINRA’s review and approval of the Form 211 application, the nature and extent of regulatory oversight of the SEC, speed of the interactions between the applicable U.S. regulatory authorities, the U.S. regulatory landscape and enforcement related to cannabis, including political risks and risks relating to regulatory change, risks relating to anti- money laundering laws and regulation, other governmental and environmental regulation, public opinion and perception of the cannabis industry, risks related to the enforceability of contracts, the requirement by Tidal Royalty to obtain additional financing, the limited operating history of Tidal Royalty, timeliness of government approvals for granting of permits and licences needed by any future investee companies, including licences to cultivate cannabis, the actual operating and financial performance of any future investee company, competition and other risks affecting Tidal Royalty in particular and the U.S. cannabis industry generally, and the risk factors effecting Tidal Royalty disclosed in the listing statement of Tidal Royalty available at www.sedar.com, the registration statement of Tidal Royalty available at www.sec.gov and in periodic securities filings with the SEC and Canadian securities commissions. Because of such risks, uncertainties and other factors, investors should not place undue reliance on the forward-looking information contained herein. Tidal Royalty is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. The foregoing statements expressly qualify the forward-looking information contained herein. This release does not constitute an offer for sale of, nor a solicitation for offers to buy, any securities in the United States. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.